Exhibit 12

Ratio of Earnings to Fixed Charges

In millions	6 Months 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002
Earnings as defined Add: Pretax income from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
Income before income tax	$213.0	$341.0	$310.0	$243.0	$222.5	$161.0
Income from equity investees	-	-	(0.4)	(1.7)	(47.6)	(27.2)
Minority interest	24.0	23.0	22.0	18.0	-	-
Pretax income as defined	237.0	364.0	331.6	259.3	174.9	133.8
Fixed charges (see “B” below)	62.6	132.6	119.2	81.1	84.3	95.1
Distributed income of equity investees	-	-	-	-	41.5	27.0
Minority interest	(24.0)	(23.0)	(22.0)	(18.0)	-	-
Earnings as defined (A)	$275.6	$473.6	$428.8	$322.4	$300.7	$255.9

Combined fixed charges and preferred dividends as defined
Interest on long-term debt	$49.9	$98.7	$95.1	$66.0	$70.2	$76.9
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	9.3	27.3	15.6	7.8	6.9	11.5
Other	3.4	6.6	8.5	7.3	7.2	6.7
Total fixed charges (B)	$62.6	$132.6	$119.2	$81.1	$84.3	$95.1

Ratio of earnings to fixed charges (A) / (B)	4.40	3.57	3.60	3.98	3.57	2.69